

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re: China Forestry Industry Group, Inc.**
> **Form 8-K/A**
> **Filed June 9, 2011**
> **File No. 000-52843**

Dear Mr. Bai:

We have reviewed your response letter dated June 9, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Corporate History and Background, page 4

1. We note your response to comment seven from our letter dated April 1, 2011 and we reissue in part. Please revise this section to account for the Guizhou Yinyan Wood Company Limited in your corporate history and structure and how it came to hold the "Silvan" trademark.

Reverse Acquisition of Bingwu Forestry, page 4

2. We note your response to comment three from our letter dated April 1, 2011 and we reissue in part. Please revise your disclosure to provide the substance of your response to comment four in our letter dated February 11, 2011. Provide a discussion that

incorporates the substance of the table previously provided to discuss how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

3. You disclose on page four that Mr. Yulu Bai sold his entire ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. On page 10, you disclose that Mr. Bai disposed of his interest in GST to a third party purchaser on September 29, 2009. Please explain this inconsistent disclosure.

Our Growth Strategy, page 6

4. You disclose that one of your growth strategies is to expand your "affiliate flagship stores." Please explain how these retail stores are affiliated or revise your references to "affiliate stores" throughout your disclosure. In this regard, it appears from your disclosure elsewhere that neither you nor any affiliates have the land use rights to lease these stores.

Our Products, page 7

5. Please update your disclosure regarding the percentage of revenues attributable to the sale of laminated flooring products and the sale of fiber boards to also provide the percentages for the fiscal year ended December 31, 2010. Similarly, update your disclosure throughout the documents, such as the percentage of your raw material supply obtained through the procurement of wood and wood byproducts in the first paragraph on page 10.

Raw Materials and Suppliers, page 9

6. With regard to the 2,250 hectares of land you purchased, please disclose what is currently located on the land. For example, you state that the land is eucalyptus forest land. Disclose the extent to which this land contains eucalyptus trees and the extent to which you intend to plant or cultivate eucalyptus trees or other wooded plants. Discuss what is involved with cultivating and harvesting raw materials from the land. Disclose what trees or plants you intend to harvest as soon as late 2012. In your Management's Discussion and Analysis, discuss the anticipated costs for developing and harvesting this land.

Competition, page 10

7. Disclose who has the land use rights and other required rights to the land that is covered by the joint management agreements with local farmers. Disclose the location of the land and the number of farmers with whom you have joint management agreements. Disclose the termination provisions of the agreements. Disclose the farmers' obligations under the agreements and your ability to enforce the agreements. Disclose whether you are required to register the agreements and if so, disclose the status of the registrations and identify the relevant PRC governmental authority.

Sales and Marketing, page 11

8. We note that you market your products at five branch offices. Please revise your disclosure to discuss whether these branch offices are registered with the appropriate provincial or local PRC government authorities.

Employees, page 12

9. In the last paragraph of this section you state that you are required by Chinese law to make monthly contributions to a state pension plan to cover employees in China with various forms of social insurance. Please revise this section to discuss whether your contributions are up to date and, if not, why not.

PRC Government Regulations, page 13

General Regulations of Business, page 13

10. Please disclose specifically how you have complied with the Laws of Wholly Foreign Owned Enterprises. For example, disclose when your WFOEs obtained the approval certificate from MOFCOM, the amount of your capital contribution and the schedule of payments for the capital contributions, when you registered with the PRC local foreign exchange bureau and when you opened a foreign exchange account.

Patent Protection in China, page 15

11. We note your disclosure regarding intellectual property protection in China including several international conventions that the PRC is a signatory. Please revise your disclosure to plainly state here and in your Risk Factor section that, because China has historically not protected a company's intellectual property to the same extent as the United States, a company doing business in China faces an increased risk of intellectual property piracy.

Dividend Distributions, page 17

12. We note your response to comment eight from our letter dated April 1, 2011 and reissue in part. Please disclose why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Disclose any penalties and fines to which you may be subject for non-compliance with this requirement under PRC law. Additionally, please revise your disclosure in Management's Discussion and Analysis to discuss and quantify your past and current actions of not funding your reserve fund, and the impact of the future planned payment in the second half of 2011.

Mergers and Acquisitions, page 18

13. We note your response to comment 10 from our letter dated April 1, 2011 and reissue. Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel's opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided analysis of why the fact that the company is not a party to the option agreement would not be covered by "any direct arrangement or series of arrangements which achieves the same effect." You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai's option to acquire control of the company will not vest until "12 months following the acquisition." Please provide legal analysis including the application of the relevant law to the facts present here.

Risk Factors, page 19

Risks Related to Our Business, page 19

We depend upon commercial relationships with three major customers…, page 19

14. You disclose that you have commercial arrangements with eight flagship stores owned and controlled by GST and its affiliates. Please revise this statement to be consistent with disclosure on page 40 that five of your flagship stores are leased by GST and its affiliates.

Our business could be adversely affected by reduced levels of cash…, page 20

15. Please revise this risk factor to briefly discuss in greater detail the covenants in place as related to your credit agreements totaling $4,535,830 as of December 31, 2010.

Management's Discussion and Analysis…, page 31

Result of Operations, page 32

16. We note your response to comment 20 from our letter dated April 1, 2011. However, in your response and in your disclosure on page 32 you state why you had low revenue related to your fiber sheets for the third quarter ended September 30, 2010. You state that most of the sales were eliminated in consolidation. However, you do not discuss why the high revenues earned prior to the third quarter (first two quarters of 2010) did not continue. Disclose whether you lost one or more major customers. You should also discuss your expectation for the future. As noted in our prior comment, please include discussion of future trends and uncertainties related to your product lines. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960;   FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm.

Obligations under Material Contracts, page 37

17. We note your response to comment 12 from our letter dated April 1, 2011. You disclose that you structured the transfer to Aosen Forestry of the forestry rights to 2,250 hectares of land in Guizhou Province in the manner that you did because Aosen Forestry did not wish to increase its registered capital. Please disclose why Aosen Forestry would have been required to increase its registered capital if Mr. Qin Shi had directly transferred the forestry rights to Aosen Forestry. Disclose how inserting Mr. Yulu Bai into the transaction meant that Aosen Forestry did not have to increase its registered capital. Disclose why PRC law did not require the registration of the transfer from Mr. Shi to Mr. Bai before the transfer from Mr. Bai to Aosen Forestry.

Properties, page 40

18. In this section you state that you have not received the applicable government housing permits for your employee housing. Please revise your disclosure to briefly discuss what steps you have taken to receive approval from the PRC government. For example, disclose whether and when you have submitted the relevant applications. If you have not taken any steps to receive approval, please discuss why.

Directors and Executive Officers, Promoters and Control Persons, page 43

Directors and Executive Officers, page 43

19. Please revise the biography of Mr. He, your Chief Financial Officer, to briefly discuss his experience, if any, with U.S. GAAP. If he has none, please disclose his lack of experience with U.S. GAAP here. Lastly, please revise this section to discuss Mr. He's business experience for the last five years. We note he began as senior finance manager with Aosen Forestry in September 2007, or less than four years ago. Refer to Item 401(e) of Regulation S-K.

Financial Statements, page F-1

20. It appears that China Bingwu Forestry Group Limited and Subsidiaries Consolidated Financial Statements for the nine months ended September 30, 2010 and 2009 have been restated. As a result, you should disclose on the face of the revised balance sheets, statements of operations and cash flows that the information is restated. In the notes to the financial statements describe the revisions and provide the disclosures required by ASC 250-10-50-7. Also, discuss the restatement and its effect in the explanatory note to your amendment.

Consolidated Statements of Cash Flows, page F-6

21. We note your response to comment 16 from our letter dated April 1, 2011. However, we are still unclear why additional paid in capital would be recorded as a line item in cash flows from financing activities. Please explain in detail what it relates to and why you believe it is appropriate to record it in cash flows from financing activities. Furthermore, you state that this balance relates to historical figures of PNXE. It is not clear to us why you would show historical figures of PNXE, the legal acquirer, versus showing the historical figures of China Bingwu Forsetry Group Limited (CBF), the accounting acquirer. Please explain in detail.

Note 2.4. Basis of Consolidation, page F-8

22. We note your response to comment 17 from our letter dated April 1, 2011. However, your disclosure in the fourth and fifth paragraphs on page F-8 still states that the business combination of CBF and QAF was accounted for as a reverse merger. Please revise in this filing and all future filings.

23. In addition, you state that the majority of shareholders of CBF and QAF are the same people. In this regard, disclose the names of the majority shareholders of QAF and CBF and their ownership percentages of each company. If they are related parties, disclose how they are related. Also, disclose details regarding the options held by QAF stockholders and whether these options have been exercised.

Note 3. Income Taxes, page F-19

24. It appears that your effective income tax rate is not zero percent as currently presented. As such, please provide a reconciliation of the statutory rate to the effective rate. Provide all income tax disclosure in accordance with ASC 740-10-50.

Note 17. Commitments and Contingencies, page F-25

25. We note your statement on page 40 that, "We sell some of our products through eight flagship stores which are operated under lease agreements…," and "We are in process of transferring the leases of all the flagship stores to Silvan Flooring. The aggregate monthly payments under these leases total $9,249." In this regard, please tell us why you state that, "Total lease expense for the three months ended September 30, 2010 and September 30, 2009 were $nil."

26. We note your disclosure on page F-20 of your Form 10-Q filed on May 23, 2011 that, "On August 25, 2006, the Company signed a contract for property under construction, totaling $9,537,975 (RMB 62,665,450). During the three months ended March 31, 2011 and as of March 31, 2011, the Company paid $6,468,699 (RMB 42,500,000) was recorded in deposits and prepaid expenses. The remainder $3,069,276 (RMB

20,165,450) will be paid by the end of 2011." Please include similar discussion regarding this contract in this filing. Also include this contractual obligation in your Contractual Obligations table on page 37 of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (202) 354-4848
        Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP